

**14048183**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response..... | 12.00 |

RECEIVED
MAR 0 4 2014

| SEC FILE NUMBER |
|---|
| 8- 17356 |

FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/13___ AND ENDING___12/31/13___
                                    MM/DD/YY                                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:    Accrued Equities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadhollow Road, Suite PH 02
(No. and Street)

| Melville | New York | 11747-4905 |
|---|---|---|
| (City) | (State) | (Zip Code) |

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Schoenwald      631 423-7373      (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

| 290 Broad Hollow Road, Suite 115E | Melville | New York | 11747 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, _____ David J. Schoenwald _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Accrued Equities, Inc. _____, as
of _____ 12/31 _____, 20_13___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

4/4/15

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X     Report on Internal Controls required under SEC Rule 17a-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Securities Investor Protectic    orporation
805 15th Street NW, Suite 80u
Washington, DC  20005-2215

**Forwarding and Address Correction Requested**

Check appropriate boxes.

- [ ] (i) its principal busi    n the determination of SIPC, taking into account business of affiliated entities, i. .onducted outside the United States and its territories and possessions;*

- [✓] (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [✓] (I) the distribution of shares of registered open end investment companies or unit investment tru
  - [ ] (II) the sale of variable annuities;
  - [ ] (III) the business of insurance;
  - [✓] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

- [ ] (iii) it effects transactions in security futures products only;

**Pursuant to the terms of this form (detailed below).**

X _____  1 / 2 / 20 13

Authorized Signature/Title          Date

8-

8-017356     FINRA     DEC     11/26/1972
ACCRUED EQUITIES INC
150 BROADHOLLOW RD STE PH 02
MELVILLE, NY  11747

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC  20005-2215

# Form SIPC-3

# FY 2013

## Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2013** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

- [ ] (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [ ] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [ ] (II) the sale of variable annuities;
  - [ ] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

- [ ] (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
 Interest on Assessments.
 ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.



## NawrockiSmith

### CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S EXCLUSION FROM SIPC MEMBERSHIP

To the Board of Directors of
Accrued Equities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Securities Investor Protection Corporation ("SIPC") Form SIPC-3, Certification of Exclusion From Membership, for the year ended December 31, 2013, which were agreed to by Accrued Equities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the membership exclusion requirements with SIPC. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Determine if the broker-dealer business is exclusively the distribution of shares of mutual funds noting this is applicable to the Company;

2. Determine if the broker-dealer business is exclusively the sale of variable annuities noting this is not applicable to the Company;

3. Determine if the broker-dealer business is exclusively the business of insurance noting this is not applicable to the Company, or

4. Determine if the broker-dealer business is exclusively the business of furnishing investment advice to investment companies or insurance company separate accounts are excluded from membership in SIPC noting this is applicable to the Company.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 14, 2014

*Nawrocki Smith LLP*

ACCRUED EQUITIES, INC.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013



# NawrockiSmith
## CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Accrued Equities, Inc.:

### Report on the Financial Statements

We have audited the accompanying financial statements of Accrued Equities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether do to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

# Nawrocki**Smith**

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accrued Equities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

## Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Melville, New York
February 14, 2014

*Nawrocki Smith LLP*

# ACCRUED EQUITIES, INC.
## Statement of Financial Condition
### December 31, 2013

### Assets

| | |
|---|---:|
| Cash | $ 582,848 |
| Securities owned: | |
|   Marketable, at market value | 126,660 |
| Furniture & fixtures (net of depreciation) | 1,773 |
| Accounts receivable | 82,176 |
| Prepaid insurance | 4,779 |
| Prepaid taxes | 20,444 |
| Rent security | 2,485 |
| Total assets | $ 821,165 |

### Liabilities and Stockholders' Equity

| | |
|---|---:|
| Liabilities: | |
|   Accounts payable and accrued expenses | $ 23,588 |
|   Payroll taxes payable | 357 |
|   Taxes payable (deferred taxes of $23,500) | 27,900 |
|   Total liabilities | 51,845 |
| | |
| Stockholders' equity: | |
| Common stock, no-par value, authorized 200 shares issued, | |
|   200 shares outstanding | 40,696 |
| Retained earnings | 728,624 |
| Total stockholders' equity | 769,320 |
| Total liabilities and stockholders' equity | $ 821,165 |

The accompanying notes are an integral part of these financial statements.

# ACCRUED EQUITIES, INC.
## Statement of Income
## for the Year Ended December 31, 2013

| | | | |
|---|---|---:|---:|
| Revenues: | | | |
| Commissions | | | $ 23,962 |
| Underwriting | | | 13,989 |
| Dividends | | | 5,330 |
| Interest | | | 21 |
| Unrealized gain on securities | | | 11,772 |
| Investment advisory fees | | | 869,394 |
| Total revenues | | | 924,468 |
| | | | |
| Expenses: | | | |
| Regulatory fees and expenses | | | 10,250 |
| Other expenses: | | | |
| Administration/management fees | | $ 42,000 | |
| Compensation and benefits - Officers | | 408,031 | |
| Compensation and benefits - Employees | | 214,915 | |
| Advertising & Promotion | | 15,040 | |
| Rent | | 33,397 | |
| Postage, dues, supplies and subscriptions, CPE | | 20,793 | |
| Communications | | 3,334 | |
| Printing | | 559 | |
| Miscellaneous and bank charges | | 208 | |
| Petty cash, automobile and travel | | 3,109 | |
| Internet expense | | 2,585 | |
| Underwriting expense | | 25,000 | |
| Distribution service fee | | 46,852 | |
| Accounting and auditing | | 55,506 | |
| Insurance and bond | | 10,747 | |
| Total other expenses | | | 882,076 |
| | | | |
| Total expenses | | | 892,326 |
| | | | |
| Income before income taxes | | | 32,142 |
| | | | |
| Provision for income taxes | | | |
| (Includes Deferred Income Taxes of $1,500) | | | 5,080 |
| | | | |
| Net income | | | $ 27,062 |

The accompanying notes are an integral part of these financial statements.

## ACCRUED EQUITIES, INC.
## Statement of Cash Flows
## Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES

| | |
|---|---:|
| Net Income | $27,062 |
| Adjustments to reconcile net cash provided by operating activities | |
| (Increase) decrease in operating assets: | |
| Accounts receivable | (10,398) |
| Securities segregated under federal and other regulations | 311,705 |
| Prepaid taxes | 2,830 |
| Increase (decrease) in operating liabilities: | |
| Payables to non-customers | (125) |
| Taxes and deferred taxes payable | (2,397) |
| Total Adjustments | 301,615 |
| Net cash provided/(used) by operating activities | 328,677 |
| Increase (decrease) in cash | 328,677 |
| Cash at beginning of year | 254,171 |
| Cash at end of year | $582,848 |

Supplemental Cash Flow Disclosure:

| | |
|---|---:|
| Income Tax Payments | $20,444 |

The accompanying notes are an integral part of these financial statements.

# ACCRUED EQUITIES, INC.
## Statement of Changes in Stockholders' Equity
### for the Year Ended December 31, 2013

| | Capital Stock Common | | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| | Shares | Amount | | |
| Balances at January 1, 2013 | 200 | $ 40,696 | $ 701,562 | $ 742,258 |
| Net income | - | - | 27,062 | 27,062 |
| Balances at December 31, 2013 | 200 | $ 40,696 | $ 728,624 | $ 769,320 |

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business:**

   The Company is a Broker-Dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Investment Advisor for a mutual fund.

   The Company is a New York Corporation and has 200 shares of no-par value common stock issued and outstanding. There is no stated value.

2. **Significant Account Policies:**

   Investment Advisory Income:

   Investment advisory fees are received from a mutual fund for which the Company provides advisory services. Fees are received monthly.

   Distribution and Underwriters Income:

   The Company receives commission income from a mutual fund for co-underwriting and sub-distribution services to the Fund. Fees are received semi-monthly.

   Income Taxes:

   The Company is an accrual basis regular corporation. The Company records deferred taxes payable based on the unrealized gains or losses in marketable securities.

   Depreciation:

   Equipment is carried at cost less accumulated depreciation. Depreciation is computed using various methods, based upon the estimated useful life and salvage value of the asset. The policy of the Company is to capitalize fixed asset acquisitions of $5,000 or greater.

   Statement of Cash Flows:

   For purposes of the Statement of Cash Flows, the Company has defined cash as cash in bank(s).

   Use of estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement:

FASB Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1    Quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2    Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3    Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

**Cash and cash equivalents -**

The carrying amounts reported on the Statement of Financial Condition for cash and cash equivalents approximate those assets' fair values.

**Fixed income securities -**

The fair value of the Company's securities is determined by the quoted market price in active markets.

The following is a summary of the inputs used as of December 31, 2013, in valuing the Company's assets carried at fair value:

|  | Investments In Securities |
|---|---|
| Level 1 | $  126,660 |
| Level 2 | - |
| Level 3 | - |
|  | $  126,660 |

As of December 31, 2013, the Company did not possess any level 2 or 3 type of assets.

There were no transfers between any levels during the year 2013.

3. **Equity:**

There was no difference between net capital computation computed by the Company and the audited report. See Schedule I.

4. **Related Party Transactions:**

The Company has transactions with its president, who is an attorney, and a shareholder. The Company pays its president's law firm for legal and administrative services-although not at arms length, it is considered to be fair by the Company. The balance due to the law firm at December 31, 2013 was $0. In addition, the Company and a mutual fund, New Alternatives Fund, Inc., share facilities with the law office. Disbursements for shared expense, insurance, are made on a basis, which is the opinion of the insurance agent and approved by the Board of Directors of New Alternatives Fund, Inc.

5. **Transactions with Affiliates:**

Accrued Equities, Inc. is the investment advisor, the co-underwriter and a co-distributor for a mutual fund, New Alternatives Fund, Inc. The President and director of Accrued Equities, Inc. is an officer of the Fund.

6. **Market Concentrations:**

The Company earns substantially all of its income from one mutual fund client.

7. **Lease Commitment:**

The Company entered into a lease for office space in July 2013. The lease term is for two years. The minimum lease commitment is as follows:

| | |
|---|---|
| 2014 | $32,229 |
| 2015 | $18,800 |

8. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The end of the year capital ratio was 1 to 25.43 at December 31, 2013. The Company had net capital in excess of its required net capital.

9. **Income Taxes:**

The current and deferred portions of Income Tax Expense included in the Statement of Income.

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 2,254 | $ 1,500 | $ 3,754 |
| State and Local | 1,326 | 0 | 1,326 |
| Total | $ 3,580 | $ 1,500 | $ 5,080 |

**Accrued Equities, Inc.**
**Notes to Financial Statements**
**Year Ended December 31, 2013**
**(Continued)**

There were no substantial differences between expected income tax expense and the Company's income tax expense as reported in the Financial Statements.

There are no tax positions that the company has taken on federal income tax returns (current and prior three years) that require disclosure. The Company's federal and state income tax returns for the tax years for which applicable statutes of limitation have not expired are subject to examination by the Internal Revenue Service and New York State.

**10. Subsequent Events:**

The Company has evaluated subsequent events through February 14, 2014, which is the date these financial statements were available to be issued. No events have occurred subsequent to the Statement of Financial Condition date through February 14, 2014, that would require adjustment or disclosure in the financial statements.

# Schedule I

## Accrued Equities, Inc.
### Computation of Net Capital Under Rule 15c3-1 of the
### Securities and Exchange Commission
### As of December 31, 2013

| | | |
|---|---:|---:|
| Total Capital | | $ 769,320 |
| | | 769,320 |
| | | |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Furniture, equipment, and leasehold | | |
| improvements, net | $ 1,773 | |
| Prepaid taxes | 20,444 | |
| Other assets | 7,264 | 29,481 |
| | | |
| Other deductions and/or charges | | |
| | | |
| Net capital before haircuts on securities positions | | |
| (tentative net capital) | | 739,839 |
| Haircut on securities | | |
| Stocks | 18,999 | |
| Undue concentrations | - | 18,999 |
| | | |
| Net capital | | $ 720,840 |
| | | |
| Aggregate indebtedness | | |
| Items included in consolidated statement of financial | | |
| condition: | | |
| Other accounts payable and accrued expenses | | $ 28,345 |
| Total aggregate indebtedness | | $ 28,345 |
| | | |
| Computation of basic net capital requirement | | |
| Minimum net capital required: | | |
| Company | | $ 1,890 |
| Total | | $ 1,890 |
| | | |
| Minimum dollar net capital requirement | | $ 5,000 |
| | | |
| Excess net capital | | $ 715,840 |
| | | |
| Ratio: Aggregate indebtedness to net capital | | 1:25.43 |

## SCHEDULE II

### Accrued Equities, Inc.
### Computation For Determination of Reserve Requirements
### Under Rule 15c3-3 of the Securities and Exchange Commission
### As of December 31, 2013

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it
does not carry securities accounts for customers or perform custodial functions relating to customer
securities.



# Nawrocki**Smith**

CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
## UNDER SEC RULE 17a-5(g)(1)

To the Board of Directors of
Accrued Equities, Inc.:

In planning and performing our audit of the financial statements of Accrued Equities, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintain physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

# NawrockiSmith

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 14, 2014

*Nawrocki Smith LLP*